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                              July 16, 2020

       James Nathanielsz
       Chief Executive Officer
       Propanc Biopharma, Inc.
       6 Butler Street, Camberwell
       VIC, 3124 Australia

                                                        Re: Propanc Biopharma,
Inc.
                                                            Revised Preliminary
Information Statement on Schedule 14C
                                                            Filed July 2, 2020
                                                            File No. 000-54878

       Dear Mr. Nathanielsz:

              We have reviewed your filing and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to the comment, we may have additional comments.

       Preliminary Information Statement on Schedule 14C

       General

   1. We note that in response to our prior comment 1 you state that the company will continue to be authorized to
issue a total of 1 billion shares of common stock. However, we also note that Exhibit A
states that the company will be authorized to issue 10 billion shares of common stock. We also
note that your current certificate of incorporation, as amended on
                                                        June 11, 2019 and filed
with a Form 8-K on June 21, 2019, states that the number of
                                                        authorized shares of
common stock is 100 million. Please clarify your disclosures throughout your
information statement, including Exhibit A, as necessary.
 James Nathanielsz
FirstName  LastNameJames
Propanc Biopharma,  Inc. Nathanielsz
Comapany
July       NamePropanc Biopharma, Inc.
     16, 2020
July 16,
Page  2 2020 Page 2
FirstName LastName
       You may contact Courtney Lindsay at (202) 551-7237 or Joe McCann at
(202) 551-6262
with any questions



                                                       Sincerely,

                                                       Division of Corporation
Finance
                                                       Office of Life Sciences